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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-4 of Telia AB (Registration Statement No. 333-100213).

        This report on Form 6-K contains a press release dated November 5, 2002 announcing THE FINNISH MINISTRY OF TRANSPORT AND COMMUNICATIONS' PRESS RELEASE REGARDING TELIA EGM AND TELIA'S EGM RELEASE.

        1(2)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

November 5, 2002 at 12.10 p.m.

THE FINNISH MINISTRY OF TRANPORT AND COMMUNICATIONS' PRESS RELEASE
REGARDING TELIA EGM AND TELIA'S EGM RELEASE

        The Finnish Ministry of Transport and Communications has today issued the following press release in respect of the decisions of Telia's extraordinary shareholders' meeting:

        "The decision adopted by Telia's extraordinary shareholders' meeting on yesterday evening to elect the Chief Executive Officer of Telia as a member of the board of directors of TeliaSonera is not in accordance with the shareholders' agreement entered into by the Republic of Finland and the Kingdom of Sweden in respect of the merger of Sonera and Telia. The agreement contains, inter alia, an agreement concerning the balance within the board of directors of the combined company and an agreement to the effect that executives of the company shall not serve as members of the board of directors. These conditions have not been fulfilled by the decision adopted by Telia's extraordinary shareholders' meeting yesterday.

        Efforts are being made to resolve this matter between the parties. The Finnish Ministry of Transport and Communications has this morning sent a letter to the Swedish Ministry of Industry, Employment and Communications in respect of this matter."

Telia's EGM release:

        At Monday's extraordinary general meeting in Telia it was resolved to authorize the board of directors to resolve the issues of shares and debentures with attached warrants to subscribe for new shares, necessary for the completion of the exchange offer directed to Sonera's shareholders and warrant holders.

        The shareholders' meeting also resolved that Telia shall change its company name to TeliaSonera AB. Furthermore, it was resolved to appoint Tapio Hintikka, Lars-Eric Petersson, Carl Bennet, Ingvar Carlsson, Eva Liljeblom, Caroline Sundewall, Roger Talermo, Tom von Weymarn and Anders Igel as ordinary board members and that the company's nomination committee is to be composed of the chairman of the board and the deputy chairman of the board. These resolutions shall apply subject to, and as from the time when Telia has taken possession of shares in Sonera acquired as a result of the offer. During the shareholder's meeting the Swedish state, which holds 70,6% of the shares in Telia, requested the nomination committee to, among other things, nominate a non-executive independent director to replace Anders Igel at the forthcoming annual shareholders meeting.

        Finally it was resolved to reduce Telia's share premium reserve by an amount corresponding to the amount being received by Telia as share capital and share premium reserve through the non-cash issue in connection with the offer. Also this resolution is conditional upon the completion of the merger with Sonera.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President
Corporate Communications and IR

DISTRIBUTION:
HEX
Major media

Cautionary Disclaimer/Legend

        The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the "SEC") on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC's web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-123 86 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143), or Sonera Corporation, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE November 5, 2002 at 12.10 p.m. THE FINNISH MINISTRY OF TRANPORT AND COMMUNICATIONS' PRESS RELEASE REGARDING TELIA EGM AND TELIA'S EGM RELEASE
SIGNATURES